

Mail Stop 3720

August 3, 2006

Via U.S. Mail and Fax (951.699.4062)
Mr. William A. Owen
Chief Financial Officer and Controller
Outdoor Channel Holdings, Inc.
43445 Business Park Drive, Suite 113
Temecula, CA 92590

   RE: **Outdoor Channel Holdings, Inc.**
      Form 10-K for the fiscal year ended December 31, 2005
      Filed March 10, 2006

      Form 10-Q for the quarterly period ended March 31, 2006

      File No. 0-17287

Dear Mr. Owen:

   We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2005

Comparison of Operating Results for the Years Ended December 31, 2005 and December 31, 2004
Expenses, page 31

1. We note your policy is to charge costs of specific shows to programming expense over the expected airing period beginning when the program first airs. Please:

   - Revise to clarify your policy for your in-house programming and your license for program material.
   - Tell us how your policy for your in-house programming complies with SOP 00-2.
   - Tell us how your policy for the licensing of program material complies with SFAS 63.
   - Tell us and disclose how the expected airing period is determined and how you adjust your expenses if the anticipated airing schedule changes over time.

Financial Statements

Consolidated Statements of Operations, page 42

2. Revise to present cost of services to comply with Rule 5-03 of Regulation S-X.

Prepaid Programming Costs, page 49

3. Please expand your disclosure and tell us how you account for prepaid programming costs if you do not air the related programming.

Revenue Recognition, page 50

4. Tell us why you recognize your Lost Dutchman campground membership sales over an estimated life of seven years. Also, provide us with the actual contractual membership period.

Note 3 – Acquisition of Minority Interest in The Outdoor Channel, Inc., page 54

5. Please tell us in detail how you concluded that the multiple system operators relationships are indefinite-lived intangible assets under paragraph 11 of SFAS 142.

6. We note your exchange of vested options by Outdoor Channel Holdings for vested options of TOC in connection with your acquisition of the minority interest, and the resulting non-cash charge of $48.0 million. Tell us why you believe your accounting for this exchange is appropriate. Refer to your basis in the accounting literature.

7. We refer to your summarized unaudited pro forma information on page 55. It is not appropriate to exclude the non-recurring net charge of $28.9 million attributable to the exchange of options. Rather, you should disclose the nature and amount of any material, nonrecurring items included in the reported pro forma results of operations. Refer to paragraph 55 of SFAS 141. Please revise.

Note 9 – Commitments and Contingencies, page 59

8. We note the potential state tax liability disclosed in your risk factors, and your assessment that the aggregate liability with accrued interest and penalties could be material to your results of operations. Please update your footnote to disclose this potential liability along with your liquidity discussion in management's discussion and analysis.

Note 13 – Segment Information, page 66

9. Please revise to disclose the amount of goodwill allocated to each reportable segment. Refer to paragraph 45 of SFAS 142.

10. Addressing paragraph 30 of SFAS 142 and EITF D-101, tell us how you determined your reporting units and tell us what those reporting units are. Additionally, please identify the reporting unit(s) to which you assigned goodwill. Refer to paragraphs 19 and 34 of SFAS 142.

11. Tell us why over 80% of your assets in 2005 are attributed to corporate and not directly related to a specific business segment.

Form 10-Q for the period ended March 31, 2006

12. Please comply with all of the above comments as applicable.

Note 3 – Stock Incentive Plans, page 8

13. We note that you based your expected volatilities on the historical volatility of your stock, and other factors. Please tell us the other factors considered and how they impacted your volatility factor used for the three months ended March 31, 2006.

14. Tell us in detail how you determined the expected life of the option of 4.4 years. Please:

- Include a discussion of your historical experience with exercises.
- Discuss your consideration of post-vesting employment termination behavior and how this impacted the expected term.
- Tell us why the expected life of options granted during the three months ended March 31, 2005 was determined to be 10 years.

15. Tell us and disclose the vesting period of your options.

Note 10 – Subsequent Events, page 11

16. We note you obtained a waiver on May 9, 2006 for the covenant violations on your bank loans. Please tell us:

- When the covenant violation occurred,
- If the violation was waived without further modification to your covenants,
- If a grace period was extended to comply, and
- If any new terms have been negotiated for future periods.

Tell us your consideration of paragraph 5 of SFAS 78 in your classification of your debt as of March 31, 2006.

* * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detail letters greatly facilitate our review. Please file your response letter via EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Bob Carroll, Staff Accountant, at (202) 551-3362 or Kyle Moffatt, Branch Chief Accountant, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Kyle Moffatt for

Larry Spirgel
Assistant Director